EXHIBIT 99.1

WATERBANK OF AMERICA (USA) INC.

LETTER TO SHAREHOLDERS

May 29, 2007

Dear Shareholder,

Let me begin our first annual shareholders letter as the new Chief Executive Officer of WaterBank of America (USA) Inc. by expressing my enthusiasm and by presenting this letter as a new communication approach with you. We are committed to informing our shareholders of the developments and achievements WaterBank of America (USA) Inc. has made since its entry to the United States stock market eight months ago.

This month marks the 5th anniversary of our emergence in the water sector. We believe now, more than ever, that this industry represents an excellent opportunity for growth and success. The awareness of environmental issues in the media, such as global warming, pollution, and the increasing global demand for high quality water, position WaterBank in a highly favorable context.

Since our entrance on the stock market in October 2006, and the costs associated with being a public company in the United States, we have initially focused our efforts on raising capital in order to execute our business plan. In taking the necessary steps to build a stronger, more competitive WaterBank, we now are focusing on reducing our overall cost structure. As a result, we have made difficult but necessary changes to the management team. Further changes will continue to be made, along with an accelerated effort to proceed with our business plan.

Our plan to move forward and resolve the current issues at hand include, but are not limited to, a reorganization of the administration function, an increase in quality protocols at all levels of production, cuts in operational costs, a plan to pay current debt, creation of a new experienced board of directors, short term and long term plans of financing, as well as new management guidelines which will ensure progress and attainment of goals. In order to achieve these initiatives, our company must be well financed.

ICEROCKS

We are all extremely gratified by the demand generated by our *ICEROCKS*® product, locally and internationally. Almost on a daily basis, our team receives calls with interest to buy or test our product, and we are already receiving second orders from satisfied customers. The reception of *ICEROCKS*® is also proving to be very strong in gourmet stores, as well as for the larger supermarket chains. Our strategy for the next few months will be to first, stabilize the base costs of production for our line of production in France, and second, proceed with the installation of a plant in Canada which will reduce costs of production, packaging, and transportation by 30% as well as reducing raw material costs by 37%.

These initiatives will allow WaterBank to diversify into different markets (Europe, Americas) at greatly reduced costs while ensuring the quality of our product.

EAU DE SOURCE VITA 2000 INC.

Eau de Source Vita 2000 Inc., a 100% owned spring water property, ideally located in Gatineau, Quebec (15 minutes from the nation's capital: Ottawa) allows us to maintain low transport costs and is in close proximity to our target market. The company sold more than 1.2 million litres of water last year, close to 3% of the total water sold in Quebec. Our strategy is to maximize the production of this spring by hiring additional sales and marketing personnel.

In addition, the increased introduction of *ICEROCKS*® to new markets will have a positive impact on our company's brand name. We believe that Eau de Source Vita is well positioned to grow over the next several years.

ACQUISITION OF SPRING WATER ASSETS

Key to WaterBank's overall strategy is the accumulation of spring water assets. Again, we strongly feel that all the media coverage surrounding environmental issues clearly illustrates the potential of our business plan. With very little competition in the market, WaterBank has the opportunity to move quickly and acquire spring water properties. Our immediate strategy is to acquire several spring properties and become the dominant company in this sector. We have identified more than 10 springs that meet the criteria and quality WaterBank is seeking. Our criteria include three precise elements: the total volume of the spring, the quality of water, and its geographic location. Based on the availability of our capital resources and liquidity, we anticipate an aggressive move to consolidate these identified assets into WaterBank. We firmly believe that our business model of acquiring spring water assets will significantly increase shareholder value.

In a time of global water uncertainty, we want Waterbank to be a brand that stands for quality and trust. That is an ambitions goal considering our current challenges. However, we are committed to you, our shareholders who have been supportive and very patient in ensuring the long term success of WaterBank.

OUTLOOK FOR 2007

Despite the difficulties WaterBank has faced during these last few months, we are excited about the future prospects of the company. It is important to remember that WaterBank is positioned in a sector with significant future growth potential. The positive reception of *ICEROCKS*® and our significant exposure in the media has created a demand in many countries around the world. Furthermore, the acquisition of spring water assets should allow us to create additional long term value for our shareholders.

We are committed to securing the resources necessary to implement these strategies. We currently possess product development know how and expertise in water acquisitions. The last few years have given us the necessary experience that will help us capitalize on these strengths. There is still a lot of work ahead of us but we are confident WaterBank will be a leader in its respective areas.

We thank you for your continued support.

/S/ MICHEL P. PELLETIER
Michel P. Pelletier
President and CEO

/S/ BYRON MESSIER
Byron Messier
Chairman of the Board

Exhibit 99.2

Press Release   Source: WaterBank of America (USA) Inc.

WaterBank of America (USA) Inc. Announces Exclusive Western European Distribution Agreement for ICEROCKS

Friday June 15, 7:04 am ET

Powerful Distribution Network Allows WaterBank of America to Meet Strong Demand for ICEROCKS in Belgium, the Netherlands, Luxembourg and Germany

MIAMI, FL--(MARKET WIRE)--Jun 15, 2007 -- WaterBank of America (USA) Inc. (OTC BB:WBKAE.OB - News), producers of ICEROCKS, ready to freeze secured spring water ice cubes, today announced an exclusive distribution agreement with Kruytbergh Foodservice B.V., a leading distributor of super-premium beverages for Belgium, the Netherlands, Luxembourg and Germany. The super-premium pre-filled ICEROCKS joins Kruytbergh's already impressive brand portfolio, including Icelandic Glacial premium natural mineral water, and Virgin Energy Shot.

Source: WaterBank of America (USA) Inc.



(click to enlarge)

The agreement comes just one year after ICEROCKS' successful launch in the US and Canada, leading to strong brand presence in a number of prominent retailers. Now, with this exclusive distribution agreement, consumers seeking the highest-quality premium ice cubes will be able to find ICEROCKS in the Benelux and Germany.

"This relationship with Kruytbergh is a significant step in advancing ICEROCKS international growth strategy," says WaterBank of America's President and CEO, Michel P. Pelletier. "ICEROCKS already has received strong acceptance in the US and French markets, and we are very excited about the brand expansion that this relationship brings, giving consumers in the Benelux and Germany access to ICEROCKS. Kruytbergh's professionalism and market expertise is unparalleled. Their knowledge of what consumers want coupled with their network to deliver it to them efficiently fills us with great confidence for success."

Kruytbergh's integrated distribution infrastructure contributed to a quick and successful market penetration of Icelandic Glacial Natural Mineral Water. "We are partnering with ICEROCKS at a time when the prospects for super-premium pre-filled ice cubes are promising," says President Pieter J. Oosthoek. "The bottled water industry is well established in the culture of Europeans and ICEROCKS is a perfect complement."

Kruytbergh will distribute ICEROCKS' full product range, including 4 packs for on-premise accounts and 48 packs for retail customers; with new sizes and packages coming later this year and next year.

About WaterBank of America (USA) Inc.:

WaterBank of America (USA) Inc. specializes in the manufacturing and distribution of its branded ICEROCKS® ice cubes in innovative, secure and convenient packaging, and the accumulation of fresh water assets through investment in spring sources in Canada and the United States. For more information, please visit: www.icerocks.com.

Forward-Looking Statements Disclaimer:

Certain statements contained in this release, including products, as well as statements containing words like "believes," "estimate," "expects," "anticipates," "target," "plans," "will," "could" and other similar expressions, are forward-looking statements that involve a number of risks and uncertainties. Factors that could cause actual results to differ materially from those projected in the company's forward-looking statements include the following: capital market risks, our ability to raise additional capital when needed; market acceptance of our products; our financial and technical resources relative to those of our competitors; government regulation of our products; our ability to enforce our intellectual property rights and protect our proprietary technologies; the ability to obtain additional spring sources; the timing of commercial product launches and delays in product development; the ability to achieve key technical milestones in key products; dependence on third parties to develop, manufacture, sell and market our products; potential product liability claims, risks related to our business and the market for its equity and other risk factors identified from time to time in the company's SEC reports and other filings. Except as expressly required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changes in circumstances or any other reason.

Image Available: http://www.marketwire.com/mw/frame_mw?attachid=515645

Contact:
   Contact:
   Mr. Michel P. Pelletier
   President & CEO
   Email: mpp@icerocks.com

   WaterBank of America (USA) Inc.
   1395 Brickell Avenue, Suite 1020
   Miami, Florida, 33131, USA
   Telephone: (786) 597-5282
   Fax: (786) 513-0858
   http://www.waterbankofamerica.com
   http://www.icerocks.com

   Benelux Sales for ICEROCKS
   Distributor: Kruytbergh Foodservice BV

   Contact:
   Pieter Oosthoek
   Patriciuslaan 33D
   2071 TK Santpoort-Noord
   Tel: +31 (0) 23 531 6103
   Fax: +31 (0) 23 534 2411
   Mob: +31 (0) 62 224 2588

Source: WaterBank of America (USA) Inc.